SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

Attached hereto and incorporated by reference herein is the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on November 9, 2012 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.10, of the Registrant at the close of business on October 9, 2012 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

The Notice of Meeting and Proxy Statement attached to this Form 6-K of the Registrant are incorporated by reference into the registration statements on Form F-3  (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)
By:	/s/ Oded Bashan
Oded Bashan Chief Executive Officer and Chairman

Date: October 4, 2012

ON TRACK INNOVATIONS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of On Track Innovations Ltd. (“Company”) will be held on Friday, November 9, 2012, at 8:00 A.M. (Israel time), at the offices of the Company in Z.H.R. Industrial Zone, Rosh-Pina, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2011.

2.	To elect Major General (Res.) Yossi Peled to serve as an external director of the Company for a three-year term.

3.	To elect Mr. Meir Nissensohn to serve as an external director of the Company for a three-year term starting January 1, 2013.

4.	To elect Dr. Ora Setter to serve as an external director of the Company for a three-year term.

5.
To re-appoint Somekh Chaikin (member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 and to authorize the Company's Board of Directors to delegate the authority to determine said independent registered public accounting firm's remuneration to the Audit Committee.

Record Date and Right to Vote

Subject to the provisions of the Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Global Market on October 9, 2012 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.10 per shares (“Ordinary Shares”) through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company before the time appointed for holding the Meeting, with a proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares (“Quorum”) as of the Record Date.  If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, provided that if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the adjourned meeting, the shareholders then present at such adjourned meeting shall nevertheless constitute a quorum.

Abstentions and Broker Non-Votes (as explained below) are counted in determining if a quorum is present.

Under applicable regulations, a "Broker Non-Vote" occurs, with respect to an item on the agenda, when a broker identified as the record holder of shares is not permitted by applicable rules to vote on such item without instruction from the beneficial owner of the shares, and no such instruction has been received. We believe that items number 2, 3 and 4 on the agenda of the Meeting to be "non-routine", so that a broker may not vote with respect to such proposals if the beneficial shareholder does not instruct the broker how to vote with respect to such proposal.  Nevertheless, we believe item 5 to be "routine", and therefore, a broker may vote with respect to such proposal even if the beneficial shareholder does not instruct the broker how to vote with respect to such proposal.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Attached is the proxy card for the Meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied with a copy of the shareholder's Identification Card, passport or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and with a proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or at our transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by November 7, 2012 at 8:00 A.M. Israel time, which is November 7, 2012, at 1:00 A.M. Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions and broker non-votes (to the extent applicable) will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present.

By order of the Board of Directors, /s/ Oded Bashan Mr. Oded Bashan Chairman of the Board of Directors

October 4, 2012

ON TRACK INNOVATIONS LTD.

ROSH-PINA, ISRAEL
_____________________

PROXY STATEMENT
_____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 nominal value per share (“Ordinary Shares”), of On Track Innovations Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The meeting will be held on Friday, November 9, 2012, at 8:00 A.M. (Israel time), at the offices of the Company in Z.H.R. Industrial Zone, Rosh-Pina, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2011.

2.	To elect Major General (Res.) Yossi Peled to serve as an external director of the Company for a three-year term.

3.	To elect Mr. Meir Nissensohn to serve as an external director of the Company for a three-year term starting January 1, 2013.

4.	To elect Dr. Ora Setter to serve as an external director of the Company for a three-year term.

5.
To re-appoint Somekh Chaikin (member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 and to authorize the Company's Board of Directors to delegate the authority to determine the said independent registered public accounting firm's remuneration to the Audit Committee.

ITEM 1 - PRESENTATION OF 2011 FINANCIAL STATEMENTS

The Company’s Annual Report for the year ended December 31, 2011 is available on the Company’s website at the address www.otiglobal.com. The contents of the Company’s website are not part of this proxy. The Company's Consolidated Financial Statements for the year ended December 31, 2011 are included in such report.  At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2011, as presented in the Company's Annual Report for the year ended December 31, 2011 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

ITEM 2 – ELECTION OF MAJOR GENERAL (RES.) YOSSI PELED AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law of 1999 ("Israeli Companies Law") to elect at least two External Directors.  In order to further comply with the Israeli Companies Law and to cope with its long term challenges, the Company’s Board of Directors unanimously recommends electing Major General (Res.) Yossi Peled to serve as an External Director on the Board of Directors of the Company.

The Company has received a statement from Major General (Res.) Yossi Peled, in which he declares that he meets all of the requirements applicable to External Directors, as set forth in the Israeli Companies Law.  Major General (Res.) Peled meets the requirement of the Israeli Companies Law that an External Director who is not an “accounting and financial expert” possess certain “professional qualifications”. Biographical information about Major General (Res.) Peled is provided below.

The Company is not aware of any reason why Major General (Res.) Peled, if elected as an External Director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Major General (Res.) Peled.

The following biographical information is provided with respect to Major General (Res.) Yossi Peled and is based upon the records of the Company and information furnished thereto by Major General (Res.) Peled.

Major General (Res.) Yossi Peled has served on the board of directors of various Israeli public and private companies and has also played a key role in the governmental sector both as minister in the Israeli government and as head of several governmental agencies.  In 2009, Major General (Res.) Peled was appointed to serve as a minister in the Israeli government acting as head of the department of South Lebanese Army Population Affairs and member of several ministerial committees among them the legislation committee, the committee on Prisoners of War and Missing In Action and the committee on state and international policy on terror.  Major General (Res.) Peled recently resigned from his position as minister in the Israeli government.  Previous to his appointment as minister, Major General (Res.) Peled served as chairman of the board of directors of Proper-Guard Ltd. (2005-2006), Tadiran Appliances Ltd. (2003-2006) and L.M Manpower Services Ltd. (2000-2005).  Major General (Res.) Peled also served as a board member of Israel Petrochemical Enterprises Ltd., Tsuaa 10 Ltd. and Mivnay Thasiya Ltd., one of Israel's biggest real-estate development and construction companies.  Major General (Res.) Peled formerly headed the Second Authority for Television and Radio, the Israeli broadcasting regulator.  As chairman of the Authority for Television and Radio, Major General (Res.) Peled was involved in the privatization process of the broadcasting industry and took part in issuing tenders for new franchisees, opening the industry to competition.  In his past, Major General (Res.) Peled has had an extensive service in the Israel Defense Forces, or the IDF. Major General (Res.) Peled was assigned to be a company commander during the "six day" war in 1967 and served as the commander of a tank brigade in the Golan Heights during "Yom Kippur" war of 1973.  In 1983, Major General (Res.) Peled was appointed to the rank of General, heading the IDF's training division.  From 1986 until his retirement from army service in 1991 he served as the north region commander. Major General (Res.) Peled's experience and expertise with respect to security, counterterrorism and intelligence has enabled him to become a security advisor to several countries.  Major General (Res.) Peled holds a bachelor's degree from Tel-Aviv University and is a graduate of the Royal College of Defense Studies in London.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Major General (Res.) Yossi Peled as an External Director on the Board of Directors of the Company for a three-year term.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders  and do not have a personal interest in said election (excluding a personal interest that is not related to the relationship with the controlling shareholder); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than On Track Innovations Ltd. that is affiliated with you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Company’s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – ELECTION OF MR. MEIR NISSENSOHN AS AN EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law to elect at least two External Directors.  In order to further comply with the Israeli Companies Law and to cope with its long term challenges, our Board of Directors unanimously recommends electing Mr. Meir Nissensohn to serve as an External Director on the Board of Directors of the Company.

The Company has received a statement from Mr. Meir Nissensohn, in which he declares that he meets all of the requirements applicable to External Directors, as set forth in the Israeli Companies Law.  Mr. Nissensohn meets the requirement of the Israeli Companies Law that an External Director who is not an “accounting and financial expert” possess certain “professional qualifications”. Biographical information about Mr. Nissensohn is provided below.

The Company is not aware of any reason why Mr. Nissensohn, if elected as an External Director, should be unable to serve as a director.  The Company does not have any understanding or agreement with respect to the future election of Mr. Nissensohn.

The following biographical information is provided with respect to Mr. Meir Nissensohn and is based upon the records of the Company and information furnished thereto by Mr. Nissensohn.

Meir Nissensohn assumed office as Chief Executive Officer (“CEO”) of IBM Israel since July 1996 and left his position of CEO and chairman in May 2012. Mr. Nissensohn joined IBM in 1969 as a programmer and since then has filled many positions at the company.  In 1971 he was appointed as manager of Human Resources, in 1977 has was assigned to IBM Europe Headquarters, in 1979 he was assigned as manager of Management Services of IBM Israel, in 1991 he was appointed as a director of Re-engineering Team in IBM Europe Headquarters, in 1992 he was appointed to serve in the Finance and Planning unit of IBM Europe Headquarters and in 1994 he was appointed as the Chief Financial Officer of IBM Israel.  In 2012, Mr. Nissensohn was appointed as Chairman of IBM Israel.  Mr. Nissensohn holds a B.Sc. in Industrial Engineering from the Technion - The Israel Institute of Technology and an M.B.A from the Recanati Business School, Tel-Aviv University and Continuing Education degree in Business Administration (Finance) from Tel-Aviv University.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Meir Nissensohn as an External Director on the Board of Directors of the Company for a three-year term starting January 1, 2013.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders  and do not have a personal interest in said election (excluding a personal interest that is not related to the relationship with the controlling shareholder); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than On Track Innovations Ltd. that is affiliated with you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Company’s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF DR. ORA SETTER AS AN EXTERNAL DIRECTOR

Based on the current composition of our Board of Directors, we are required by the Israeli Companies Law to bring for election an external director who is a female.  In order to comply with the Israeli Companies Law and to cope with its long term challenges, our Board of Directors unanimously recommends electing Dr. Ora Setter to serve as an External Director on the Board of Directors of the Company.

Dr. Ora Setter previously served as an External Director on the Board of Directors of the Company from August 2006 through August 24, 2012.

The Company has received a statement from Dr. Ora Setter, in which she declares that she meets all of the requirements applicable to External Directors, as set forth in the Israeli Companies Law.  Dr. Setter meets the requirement of the Israeli Companies Law that an External Director who is not an “accounting and financial expert” possess certain “professional qualifications”.  In addition, under the Israeli Companies Law, where on the date of election of an external director in a public company the board of directors includes only directors of one gender, the external director that will be elected shall be of the other gender. Currently our Board of Directors includes only directors of the male gender, and therefore Dr. Setter's nomination complies with the abovementioned requirement. Biographical information about Dr. Setter is provided below.

The Company is not aware of any reason why Dr. Setter, if elected as an External Director, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of Dr. Setter.

The following biographical information is provided with respect to Dr. Ora Setter and is based upon the records of the Company and information furnished thereto by Dr. Setter.

Dr. Ora Setter has been serving as an External Director on the Board of Directors of the Company since August 2006.  Until August 2006 Dr. Setter was the CEO and Academic Director of Lahav – Executive Education Center in Tel Aviv University.  Dr. Setter also served a as director in Sapanut & Aspaka Ltd., Marnetics Inc., Topspin Medical Inc., Ravad Ltd., Topspin Ltd. and Medcon Ltd.  Dr. Setter is an active lecturer at the Recanati Business School and at the labor studies department in the Social Sciences Faculty at Tel Aviv University, and in other academic institutions.  Dr. Setter is a consultant to many leading companies in Israel, focusing on organizational development and business, and specializing in knowledge management and implementation of knowledge management systems, and in building and organizing training programs for organizations.  She is also a well-known lecturer and writer.  In the past Dr. Setter was the founder and a director of Book A la Carte, Inc., a start-up company dealing with publishing books through the Internet.  Dr. Setter's areas of teaching and research include Psychological Contracts in organizations, leadership, organizational diagnosis & development, real and virtual team building, organizational politics and power and spirituality in Organizations.  Dr. Setter serves in the board of several organizations – business companies and Non-Governmental Organizations, or NGOs. She was the organizing force and leader of the "Women promoting women" network in Israel, including most of the women leaders in business, academia, public sector and NGOs, and of the global “intranet knowledge management” network.  Dr. Setter completed her studies for a Master degree in Religions Science South Asian Studies in Tel Aviv University, and serves as chairperson for Psycho-dharma school.  She is serving as a mentor to many organizational consultants in Israel.

Therefore, it is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Dr. Ora Setter as an External Director on the Board of Directors of the Company for a three-year term.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders  and do not have a personal interest in said election (excluding a personal interest that is not related to the relationship with the controlling shareholder); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external directors (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than On Track Innovations Ltd. that is affiliated with you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Company’s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 5 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend to the Company’s shareholders to re-appoint Somekh Chaikin, a member of KPMG International, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012, and to authorize the Company's Board of Directors to delegate the authority to determine the said independent registered public accounting firm's remuneration to the Audit Committee. Somekh Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Somekh Chaikin (a member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 and to authorize the Board of Directors to delegate the authority to determine the remuneration of said independent registered public accounting firm for such fiscal year to the Audit Committee.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s board of directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ON TRACK INNOVATIONS LTD.

ANNUAL GENERAL MEETING OF THE SHAREHIOLDERS

NOVEMBER 9, 2012

PROXY CARD

THE FOLLOWING PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF ON TRACK INNOVATIONS LTD.

The undersigned shareholder of On Track Innovations Ltd. (the “Company”) hereby appoints Oded Bashan, Ronnie Gilboa and Arie G. Rubinstein, or any one of them, as proxy and attorney of the undersigned, for and in the name(s) of the undersigned, to attend the annual general meeting of shareholders of the Company (the “Shareholders Meeting”) to be held at the Company’s offices on Friday, November 9, 2012, at 8:00 A.M. (Israel time) at Z.H.R. Industrial Zone, Rosh-Pina, Israel, and any adjournment thereof, to cast on behalf of the undersigned all the votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the Shareholders Meeting with all powers possessed by the undersigned if personally present at the Shareholders Meeting, including, without limitation, to vote and act in accordance with the instructions set forth below.

The Company will not be able to count a Proxy Card, unless it is received by the Company at its principal executive offices at Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000, or by the Company's transfer agent, Continental Stock Transfer & Trust Company, in the enclosed envelope, by November 7, 2012 at 8:00 A.M. Israel time, which is November 7, 2012, at 1:00 A.M. Eastern standard time.

The votes entitled to be cast by the undersigned will be cast as instructed below.  However, if this Proxy Card is executed but no instruction is given with regards to proposals 1 through 4, the votes entitled to be cast by the undersigned will be cast “FOR”.

In addition, by signing and returning this Proxy Card the undersigned is confirming that the undersigned does not have a “personal interest” as defined in the Israeli Companies Law in any of the proposed resolutions, unless specifically noted on the Proxy Card that the undersigned has a “personal interest” with respect to a specific resolution.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF THE SHAREHIOLDERS OF
ON TRACK INNOVATIONS LTD.
("COMPANY")

NOVEMBER 9, 2012

Please date, sign and mail your proxy card
 in the envelope provided as soon as possible.

Please mark your vote in blue or black ink as shown here ☒

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE
“FOR” PROPOSALS 1, 2, 3 AND 4

		For	Against	Abstain

1.
Election of Major General (Res.) Yossi Peled, former minister in the Israeli Government until September 30, 2012, as an external director on the Board of Directors of the Company for a three-year term.
		☐	☐	☐

2.
Election of Mr. Meir Nissensohn, former CEO and chairman of IBM Israel for the last 16 years until May 2012, as an external director on the Board of Directors of the Company for a three-year term starting January 1, 2013.
		☐	☐	☐

3.	Election of Dr. Ora Setter as an external director on the Board of Directors of the Company for a three-year term.	☐	☐	☐

4.
Re-appointment of Somekh Chaikin (a member of KPMG International) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2012 and authorizing the Board of Directors to delegate the authority to determine the remuneration of said independent registered public accounting firm for such fiscal year to the Audit Committee.
		☐	☐	☐

Please indicate by check mark if the following is applicable to you with respect to proposed resolution(s) 1, 2 and/or 3:

☐  I have a “personal interest”, as such term is defined in the Israeli Companies Law, in proposed resolution(s) _____________.

Signature: ___________________         Date: ____________

Print Name of Shareholder: __________________________

Print Name of Signer: _______________________________

Print Title of Signer: _______________________________

Number of Ordinary Shares: _________________________

NOTE: Please sign exactly as your name appears hereon.  Joint owners should each sign.  When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.  If a corporation, please sign in full corporate name by an authorized officer or if a partnership, please sign in full partnership name by an authorized person.